SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PRIVATE MEDIA GROUP, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

74266R104
(CUSIP Number)

Ilan Bunimovitz
515 Arkansas Street
San Francisco, California  94107
(415) 385-4962

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 2, 2010
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ilan Bunimovitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,875,951 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,875,951 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,875,951 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.94% (See Item 5)
14	TYPE OF REPORTING PERSON IN (See Item 4)

This Amendment No. 2 to Schedule 13D is filed by and on behalf of Mr. Bunimovitz to amend the Schedule 13D related to the common stock of the issuer filed with the Commission on July 28, 2010, as amended by the Amendment No. 1 to Schedule 13D filed with the Commission on August 12, 2010 (the “Schedule 13D”).  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D.  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.                      Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph before the existing penultimate paragraph of Item 4:

On or about the date hereof, Mr. Bunimovitz has executed a written consent of the Issuer’s stockholders amending the Issuer’s bylaws in certain respects, and Mr. Bunimovitz intends to seek to change the composition of the Issuer’s Board of Directors and management.

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph to the end of Item 4:

THIS SCHEDULE 13D IS NOT A SOLICITATION AND NO STOCKHOLDER OF THE ISSUER IS REQUESTED TO TAKE ANY ACTION WITH RESPECT TO THE COMMON STOCK OF THE ISSUER. MR. BUNIMOVITZ IS NOT HEREBY SOLICITING, AND DOES NOT INTEND TO SOLICIT, ANY STOCKHOLDER TO VOTE, WITHHOLD A VOTE, GRANT A PROXY WITH REGARD TO, OR IN ANY OTHER WAY TAKE ACTION WITH REGARD TO THE ELECTION OF DIRECTORS OR ANY OTHER MATTER TO BE VOTED UPON AT THE ISSUER’S ANNUAL MEETING OF STOCKHOLDERS OR OTHERWISE.

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 2, 2010

Ilan Bunimovitz